Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230

57492 Onaga Trail ∙ Yucca Valley, California 92284

1410 Washington Drive ∙ Stafford, Virginia 22554

(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) sharondmac@att.net

*Admitted in Michigan

18 May 2012

Mr. Scott Anderegg

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       Havana Furnishings, Inc.

            Acceleration Request

            Filed May 16, 2012

            File No. 333-176684

Dear Mr. Anderegg:

On behalf of Mr. Haisam Hamie, President and Director of Havana Furnishings, Inc., I respectfully request a withdrawal of the above-referenced Acceleration Request filed on Wednesday, May 16, 2012 and relative to our amended Form S-1 Registration Statement.  Pursuant to our telephone conversations, I will await further instructions from you prior to filing a new Acceleration Request.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please feel free to contact me at any time.

With best regards,

/s/ Sharon D. Mitchell

Sharon D. Mitchell